# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ReNew Energy Global plc, CIK 0001848763
CUSIP: G7500M104
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, United Kingdom (X0), SW1H 0DB
Date of event which requires filing of this statement: 08/11/2026
Filed by CIK 0001881188
Persons authorized to receive notices and communications: Sumant Sinha, Commercial Block-1, Zone 6, Golf Course, DLF City Phase-V, Gurugram, India (K7), 122009, (91) 124 489 6670

## Reporting persons
- Sumant Sinha (CIK 0001881188): type of reporting person: individual (IN); citizenship or place of organization: India (K7); member of a group; source of funds: affiliate funds (AF); sole voting power 49,102,776; shared voting power 11,437,641; sole dispositive power 49,102,776; shared dispositive power 11,437,641; aggregate amount beneficially owned 60,540,417 (19.75% of the class)
  Comment: Item 13 is calculated based on an aggregate of 306,579,339 Class A ordinary shares par value $0.0001 per share ("Shares") of Renew Energy Global plc, a public limited company incorporated in England and Wales (the "Issuer"), comprising of (i) 246,038,922 Shares (excluding treasury shares) outstanding as of March 31, 2026 as reported by the Issuer in its Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on July 30, 2026, (ii) 11,437,723 Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in Renew Power Private Limited ("ReNew India") that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, and (iii) 49,102,694 Shares issuable to Mr. Sinha upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof.
  
  Information set forth in Section 5(a) is incorporated by reference herein.
- Cognisa Investment: type of reporting person: partnership (PN); citizenship or place of organization: India (K7); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,498,328; sole dispositive power 0; shared dispositive power 6,498,328; aggregate amount beneficially owned 6,498,328 (2.64% of the class)
- Wisemore Advisory Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: India (K7); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,939,313; sole dispositive power 0; shared dispositive power 4,939,313; aggregate amount beneficially owned 4,939,313 (2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: ReNew Energy Global plc
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, United Kingdom (X0), SW1H 0DB
Comment:
This Amendment No. 11 (the "Amendment No. 11") is being filed by the undersigned, pursuant to 240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") by the Reporting Persons on September 2, 2021, as amended and supplemented on November 21, 2022, November 30, 2023, December 10, 2024, July 2, 2025, October 10, 2025, December 15, 2025, May 28, 2026, May 29, 2026, July 27, 2026 and August 6, 2026 (the "Original Schedule 13D") and as further amended and supplemented by this Amendment No. 11 to the Original Schedule 13D (collectively, the "Schedule 13D").

Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment No. 11 shall have the same meanings ascribed thereto in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following:

Transaction Agreement

On August 11, 2026, Canada Pension Plan Investment Board ("CPPIB") and Mr. Sinha (together, the "Consortium") entered into a Transaction Agreement (the "Transaction Agreement") with the Issuer for the acquisition by CPPIB or a subsidiary ("Purchaser") of all issued and to be issued ordinary share capital of the Issuer not held by Consortium members or their Affiliates, not held as treasury shares, and not a Rollover Share, via a court-sanctioned scheme of arrangement under Part 26 of the U.K. Companies Act 2006 (the "Scheme") (the "Transaction").

Consideration

Under the Transaction Agreement, each Class A ordinary share of the Issuer (the "Class A Ordinary Shares") not held by members of the Consortium or their respective Affiliates, not held in treasury by the Issuer and not a Rollover Share (each, a "Cash-Out Share") will be transferred to Purchaser for $7.02 in cash, without interest and subject to applicable withholding taxes (the "Consideration"), as of the time at which the Court Sanction Order is delivered to the Registrar of Companies (the "Effective Time", and such date on which the Effective Time occurs, the "Effective Date").

Rather than receiving the Consideration, a shareholder of the Issuer (a "Shareholder") (other than Indian residents, who may not elect to participate in the Rollover) may elect, by delivering an election notice (the "Rollover Election Notice") prior to the later of (i) 80 days after the publication of the circular sent by the Issuer to its shareholders and (ii) 10 business days prior to the hearing of the High Court of Justice of England and Wales (the "Court") sanctioning the Scheme (the "Rollover Election Deadline"), to retain all of its shares of the Issuer, which will remain outstanding following the Scheme and in respect of which no Consideration or other distributions will be paid (a "Rollover", the shares so retained (and subject to the cutbacks described below), the "Rollover Shares", and any Shareholder holding any Rollover Shares, a "Rollover Shareholder"). Notwithstanding the foregoing, if the total number of Shareholders immediately following the consummation of the Scheme and after giving effect to the Rollover Election Notices validly delivered is expected to exceed 200, then any Shareholder holding fewer shares of the Issuer than the Cutback Threshold (as defined below) shall be deemed to have elected to treat all of its shares as Cash-Out Shares, and such Shareholder's shares shall not be treated as Rollover Shares. The "Cutback Threshold" will be set at such number of issued and outstanding shares of the Issuer as of the Rollover Election Deadline that, when giving effect to the Rollover, will cause the total number of Shareholders following consummation of the Scheme to not exceed 200. Additionally, if the number of Rollover Shareholders that are persons located in the U.S. or are otherwise U.S. residents (a "U.S. Rollover Shareholder") would be expected to represent more than 9% of the total issued and outstanding shares of the Issuer (the "Maximum U.S. Rollover Percentage") following the consummation of the Scheme, the number of Rollover Shares held by each U.S. Rollover Shareholder will be reduced on a pro rata basis to the minimum extent necessary such that the aggregate Rollover Shares of all U.S. Rollover Shareholders would not exceed the Maximum U.S. Rollover Percentage following the consummation of the Scheme. Any Rollover Shares reduced to comply with the Maximum U.S. Rollover Percentage will instead be treated as Cash-Out Shares.

Treatment of Equity Awards

Under the Issuer's 2021 Incentive Award Plan and Non-Employee 2021 Incentive Award Plan, outstanding options, restricted share units ("RSUs") and performance-based restricted share units ("PBUs") (other than awards held by Mr. Sinha, collectively the "Awards") will be treated as follows, conditional on the Court's order sanctioning the Scheme (the "Court Sanction Order"):

Awards (i) granted under the Issuer's Non-Employee 2021 Incentive Award Plan to independent directors of the Issuer ("ID Awards"), (ii) held by former employees (including persons who become former employees following the date of the Transaction Agreement) ("Former Employee Awards") or (iii) held by non-India residents ("Non-Resident Awards") will immediately vest and become exercisable upon the Court Sanction Order. Any such Award that remains unexercised as of the date and time specified in the circular of the Scheme (the "Scheme Record Time") will lapse, and the holder will instead receive cash equal to the product of (a) the number of Class A Ordinary Shares underlying such Award multiplied by (b) the Consideration minus the per share exercise price.

Awards (other than ID Awards, Former Employee Awards and Non-Resident Awards) with an exercise price per share at or below the Consideration ("ITM Awards") and a 6 month or less vesting period remaining as of the Effective Date will immediately vest and become exercisable upon the Court Sanction Order ("Accelerated ITM Awards").

ITM Awards already vested prior to the Court Sanction Order and Accelerated ITM Awards (together, "Exercisable ITM Awards") may be exercised before the Scheme Record Time; provided that, subject to holder consent, combined exercises of Exercisable ITM Awards and Non-Resident Awards may not exceed 60% of the net cash value of the Class A Ordinary Shares underlying the Non-Resident Awards and Exercisable ITM Awards after accounting for exercise prices and employee taxes, excluding former-employee holdings, based on outstanding Awards as of the date of the Transaction Agreement. If such exercises exceed the 60% cap, subject to holder consent, the number of employees' exercised Exercisable ITM Awards will be reduced pro rata by reference to each holder's total holding of Accelerated ITM Awards and the aggregate amount of Accelerated ITM Awards.

Exercisable ITM Awards unexercised or unsettled as of the Scheme Record Time will lapse, and the holder will instead receive, within 5 business days of the Effective Date, replacement awards vesting on the 12-month anniversary of the Effective Date at a 0.8289 conversion ratio (as adjusted, the "Conversion Ratio") under a new incentive plan to be established by ReNew Private Limited, a wholly-owned subsidiary of the Issuer ("RPL") following the Effective Date.

ITM Awards with 6 to 12 months of vesting remaining will lapse on the Effective Date, and (subject to holder consent) the holder will receive, within 5 business days of the Effective Date, replacement awards under the new incentive plan vesting on the 12-month anniversary of the Effective Date using the Conversion Ratio.

If a holder is granted a replacement award under the new incentive plan that vests on the 12-month anniversary of the Effective Date, and his or her employment ends (other than for cause) within 12 months of the Effective Date, the holder may elect to keep such award or receive cash equal to the number of Class A Ordinary Shares that would have vested by the cessation date under the original schedule multiplied by the Consideration minus the per share exercise price.

Options with an exercise price per share greater than the Consideration ("Underwater Options") will be replaced, within 5 business days of the Effective Date, with replacement awards under the new incentive plan using the Conversion Ratio, vesting 75%/12.5%/12.5% on the 12-, 18- and 24-month anniversaries of the Effective Date.

All other Awards will be replaced, within 5 business days of the Effective Date, with replacement awards under the new incentive plan on substantially the same vesting terms as the original Award, using the Conversion Ratio.

Replacement award exercise prices shall be set using the USD / INR exchange rate on the Effective Date, except the options granted on August 23, 2021 for prior group stock options, which retain their original INR price.

Shareholder Approval

The Transaction requires (i) the approval of a majority in number of the Shareholders present and voting and who represent at least 75% in value of the Class A Ordinary Shares voted by the Shareholders present and voting at a meeting of the Shareholders convened for the purpose of approving the Scheme (the "Court Meeting") and (ii) the passing of a resolution of the Shareholders to amend the articles of association of the Issuer and approve such other matters as may be necessary to facilitate the implementation of the Transaction and the Scheme (the "Company Shareholder Resolution") by Shareholders representing not less than 75% of the total voting rights of the Shareholders present and voting at a general meeting of the Shareholders convened to approve such resolution (the "Company General Meeting") (clauses (i) and (ii) collectively, the "Company Shareholder Approvals").

The Special Committee (comprising the independent directors of the Board of the Issuer) has resolved to recommend that Shareholders vote in favor of the Scheme at the Court Meeting and in favor of the Company Shareholder Resolution (the "Special Committee Recommendation").

Closing Conditions

Consummation of the Transaction is also subject to the satisfaction (or, where applicable, waiver) of certain conditions, including: (i) the Effective Date not occurring before August 23, 2026; (ii) receipt of the Company Shareholder Approvals; (iii) Court sanction of the Scheme; (iv) delivery of the Court Sanction Order (the "Court Sanction Condition"); (v) receipt of the Identified Clearances (as defined below); and (vi) absence of any injunction or other legal restraint prohibiting the Transaction. The Identified Clearances are the approval or clearance in respect of the Transaction from the following governmental authorities: (a) the Competition Commission of India; (b) the relevant Belgian federal authorities; and (c) the French Ministry of Economy and Finance.

The Consortium's obligation to consummate the Transaction is further conditioned on (i) accuracy of Issuer representations and warranties, subject to customary materiality qualifiers (the "Issuer Rep Bringdown Condition"); (ii) the Issuer's material compliance with covenants under the Transaction Agreement required to be performed by it at or prior to the date immediately preceding the date before the Court hearing (the "Issuer Covenant Bringdown Condition"); (iii) receipt of an officer's certificate from the Issuer confirming the foregoing clauses (i) and (ii); (iv) no continuing Company Material Adverse Effect (as defined below) as of the date before the Court Meeting; and (v) a specified third-party consent. A "Company Material Adverse Effect" means an effect that, individually or in the aggregate, either (a) results in (or would reasonably be expected to result in) (1) a reduction in the consolidated gross assets of the Issuer and its subsidiaries by more than 5% relative to gross assets to the Issuer shown in the Issuer's 2026 financial statements or (2) a reduction in the adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") by more than 25% relative to the Adjusted EBITDA in the Issuer's 2026 financial statements or (b) would or would reasonably be expected to prevent or materially delay the ability of the Issuer to consummate the Transaction, other than to the extent resulting from any material delay in or failure to obtain any Identified Clearance, and in the case of (a), subject to customary exceptions.

The Issuer's obligation to consummate the Transaction is further conditioned on (i) accuracy of CPPIB's representations and warranties, subject to customary materiality qualifiers (the "CPPIB Rep Bringdown Condition"); (ii) CPPIB's material compliance with covenants under the Transaction Agreement required to be performed by it at or prior to the date immediately preceding the date before the Court hearing (the "CPPIB Covenant Bringdown Condition"); and (iii) receipt of an officer's certificate from the CPPIB confirming the foregoing clauses (i) and (ii).

No Solicitation

From the date of the Transaction Agreement until the earlier of its termination in accordance with its terms and the Effective Date, the Issuer is subject to customary restrictions on its ability to, among other things, (i) solicit, initiate, participate in or knowingly facilitate any Competing Proposal (as defined below), (ii) discuss, negotiate with, or furnish non-public information to, third parties regarding a Competing Proposal, (iii) enter into any agreement relating to a Competing Proposal, or (iv) recommend or approve any Competing Proposal, withdraw, qualify amend or modify the Special Committee Recommendation in a manner adverse to CPPIB or fail to include the Special Committee Recommendation in the Scheme Circular (each, a "Company Adverse Recommendation Change"). A "Competing Proposal" is defined as a proposal or offer relating to the acquisition of more than 20% of the Issuer's consolidated assets or outstanding voting securities, or a merger, scheme of arrangement, business combination or similar transaction resulting in a third party holding 20% or more of such assets or securities. These restrictions are subject to customary exceptions permitting the Special Committee, subject to the other terms of the Transaction Agreement, upon receipt of a bona fide unsolicited Competing Proposal not resulting from a breach of the foregoing restrictions, (i) to furnish information to and engage in discussions with a third party in respect of a Competing Proposal if (and only if) the Special Committee determines in good faith, after consultation with its outside legal counsel and financial advisors, that the proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined below) and that failing to take such action would be inconsistent with the Board's fiduciary duties, or (ii) to make a Company Adverse Recommendation Change and/or terminate the Transaction Agreement, after providing the Consortium with a customary "matching right", if the Special Committee determines in good faith, after consultation with its outside legal counsel and financial advisors, that the proposal constitutes a Superior Proposal (as defined below) and that failing to take such action would likely be inconsistent with the Board's fiduciary duties. A "Superior Proposal" is defined as a Competing Proposal meeting a more than 50% threshold of the transfer of assets or Issuer securities that the Special Committee determines in good faith, after consultation with its outside legal counsel and financial advisors, is more favorable to shareholders, including from a financial point of view, and reasonably likely to be consummated.

Termination and Fees

Either party may terminate the Transaction Agreement in certain circumstances, including if (i) the Transaction has not been consummated by the later of (a) March 31, 2027 and (b) 95 days after publication of the Scheme Circular (subject to extension); (ii) a governmental authority permanently prohibits the Transaction; (iii) the Company Shareholder Approvals are not obtained; or (iv) the Court declines to sanction the Scheme.

The Issuer may also terminate the Transaction Agreement if: (i) a Consortium member's breach causes the CPPIB Rep Bringdown Condition or the CPPIB Covenant Bringdown Condition, as applicable, to fail, and such breach is incurable or uncured within 60 business days (or by the Long Stop Date, if earlier); (ii) following an Intervening Event (as defined below), the Scheme is not approved at a subsequent Court meeting; or (iii) the Issuer intends to accept a Superior Proposal and concurrently enters into (or announces) a binding agreement in respect thereof, provided that the Issuer has complied with the non-solicitation and matching-rights provision.

An "Intervening Event" includes a material development affecting the Issuer that was neither known nor reasonably foreseeable to the Special Committee or the Board at signing, is unrelated to a Competing Proposal, and does not arise from the Issuer's breach or regulatory matters, subject to customary carve-outs.

CPPIB may terminate the Transaction Agreement if: (i) before the Court Sanction Condition is met, the Special Committee makes a Company Adverse Recommendation Change or fails to publicly reaffirm its recommendation within 5 business days of CPPIB's written request following public announcement of a Competing Proposal; (ii) an Issuer breach causes the Issuer Rep Bringdown Condition or the Issuer Covenant Bringdown Condition, as applicable, to fail, and such breach is incurable or uncured within 60 business days (or by the Long Stop Date, if earlier); or (iii) the Issuer fails to distribute the Scheme Circular as required and does not cure within 15 business days of CPPIB's written notice.

If the Transaction Agreement is terminated (i) by the Issuer to accept a Superior Proposal (after complying with the provisions of the Transaction Agreement described under the heading "No Solicitation"), or (ii)(a) by CPPIB for a Company Adverse Recommendation Change, or by either party for failure to close by the Long Stop Date or obtain Company Shareholder Approval, (b) at such time of termination, a Competing Proposal is public and not withdrawn, and (c) the Issuer enters into a definitive agreement in respect of a Competing Proposal within nine months, the Issuer must pay CPPIB an expense reimbursement in an amount up to $10,000,000 (including irrecoverable VAT) (the "Expense Reimbursement") concurrently with such termination, in the case of clause (i), or the entry into such definitive agreement, in the case of clause (ii). The Expense Reimbursement is the Consortium's sole and exclusive remedy against the Issuer for breach of the Transaction Agreement or the Scheme's lapse, withdrawal or non-completion, except for fraud or willful breach.

Neither party may terminate the Transaction Agreement in the event that said party's breach of any representation, warranty, covenant or obligation set out in the Transaction Agreement has caused the relevant event or circumstance giving rise to the right of termination.

Other Terms of the Transaction Agreement

Each of CPPIB and the Issuer made customary representations, warranties and covenants in the Transaction Agreement, including, among others, with respect to the Issuer and its subsidiaries, as applicable, covenants (i) to conduct business in the ordinary course during the period from signing to the earlier of termination of the Transaction Agreement and the consummation of the Transaction (the "Interim Period"), and (ii) not to take specified actions during the Interim Period without CPPIB's written consent. The Consortium has also agreed to use all reasonable endeavors to obtain the Identified Clearances, and the Issuer has agreed to cooperate with, and provide reasonably requested assistance to, the Consortium in obtaining the Identified Clearances. No member of the Consortium is obligated to accept any conditions or undertakings in order to obtain an Identified Clearance.

The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreement, a copy of which is filed as Exhibit 99.19 to this Schedule 13D and is incorporated herein by reference.

On the date hereof, the Consortium and the Issuer made a joint announcement of the Transaction. A copy of the joint announcement is filed as Exhibit 99.22 to this Schedule 13D and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment No. 11 amends and restates Item 5 of the Original Schedule 13D in its entirety as follows:

As of the date hereof, Cognisa Investment is the record holder of 6,498,328 Shares of the Issuer. Based on 246,038,922 Shares (excluding treasury shares) of the Issuer outstanding as of March 31, 2026, as reported by the Issuer on Form 20-F filed with the SEC on July 30, 2026, Cognisa Investment beneficially owns approximately 2.64% of the outstanding Shares.

As of the date hereof, Wisemore Advisory Private Limited is the record holder of 4,939,313 Shares. Based on 246,038,922 Shares (excluding treasury shares) of the Issuer outstanding as of March 31, 2026, as reported by the Issuer on Form 20-F filed with the SEC on July 31, 2026, Wisemore Advisory Private Limited beneficially owns approximately 2 % of the outstanding Shares.

As of the date hereof, Mr. Sinha is the record holder of one Class B Ordinary Share, which represents voting rights equal to (i) 82 Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (ii) 6,498,328 Shares that would have been issued to Cognisa and its affiliates if Cognisa and its affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, and (iii) 4,939,313 Shares that would have been issued to Wisemore and its affiliates if Wisemore and its affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289. Cognisa and Wisemore are directly owned and controlled by Mr. Sinha. As a result, Mr. Sinha may be deemed to share beneficial ownership over the securities held by each of Cognisa and Wisemore. In addition, Mr. Sinha is the record holder of 49,102,694 Shares issuable upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof.

Based on an aggregate of 306,579,339, comprising of 246,038,922 Shares (excluding treasury shares) outstanding as of March 31, 2026 as reported by the Issuer on Form 20-F filed with the SEC on July 31, 2026, 11,437,723 Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1- to-0.8289 and the 49,102,694 Shares issuable to Mr. Sinha upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof, Mr. Sinha beneficially owns approximately 19.75% of the outstanding Shares. Items 7 through 11 and 13 of the cover pages of this Amendment No. 11 are hereby incorporated by reference.

Pursuant to Section 13(d) of the Act, by virtue of the relationships described in this Schedule 13D, the Reporting Persons may be deemed to be a member of a "group" with CPPIB. However, the Reporting Persons expressly disclaim beneficial ownership of the Shares beneficially owned by CPPIB or any other reporting person(s). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons beneficially own any Shares that are beneficially owned by CPPIB or any other reporting person(s). The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedule 13D filed by CPPIB or any other reporting person(s).

Pursuant to Section 13(d) of the Act, by virtue of the Irrevocable Undertakings described in this Schedule 13D, the Reporting Persons may be deemed to be a member of a "group" with JERA and Platinum (each as defined below). However, the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by JERA and Platinum, their affiliates or any other reporting person(s). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person beneficially owns any Shares that are beneficially owned by JERA and Platinum, their affiliates or any other reporting person(s). The Reporting Person is only responsible for the information contained in this Schedule 13D and assumes no responsibility for information contained in any other Schedule 13D filed by JERA, Platinum, their affiliates or any other reporting person(s).

Based on the Schedule 13D filed by CPPIB with the SEC on the date hereof, CPPIB beneficially owns, and has sole voting power and sole dispositive power with respect to 88,846,844 Shares, which represents approximately 34.4% of the voting rights associated with the outstanding Shares (including 12,345,678 voting rights exercisable by CPPIB by virtue of the Class D Share held by CPPIB). Based on the Schedule 13D filed by JERA with the SEC on the date hereof, JERA beneficially owns 28,524,255 Shares, which represent approximately 11.6% of the voting rights associated with the outstanding Shares. Based on the Schedule 13D filed by Platinum with the SEC on the date hereof, Platinum beneficially owns 58,170,916 Shares, which represent approximately 23.6% of the voting rights associated with the outstanding Shares.

Accordingly, in the aggregate, the Reporting Person, CPPIB, JERA and Platinum may be deemed to beneficially own 236,082,432 Shares. Based on an aggregate of 318,925,017Shares, comprised of (i) 246,038,922 Shares outstanding as of March 31, 2026, as reported by the Issuer on Form 20-F furnished with the SEC on July 30, 2026, (ii) 12,345,678 Shares that would have been issued to CPPIB if CPPIB had exchanged its existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (iii) 11,437,723 Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289 and (iv) 49,102,694 Shares issuable to Mr. Sinha upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof, the Reporting Persons and CPPIB may be deemed to beneficially own approximately 74% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 11 and 13 of the cover pages of this Amendment No. 11 are hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any Covered Person has effected any transactions in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Irrevocable Undertakings

In connection with the Transaction, JERA Power RN B.V. ("JERA") and Platinum Cactus A 2019 Trust ("Platinum"), holding together about 51.1% of the voting power of the Scheme Shares, each delivered an irrevocable undertaking in favor of the Consortium, pursuant to which each has agreed, among other things, to (i) vote their securities of the Issuer (the "Relevant Securities") in favor of the Scheme, the Transaction and the related resolutions (and against any resolution to adjourn the relevant shareholder meetings, amend the Scheme, or which is likely to result in a condition of the Scheme not being fulfilled, impede or frustrate the Scheme, or prevent the Scheme from becoming effective), (ii) if the Transaction is implemented by way of a takeover offer, accept that offer in respect of its Relevant Securities, (iii) elect the Rollover in respect of all their Relevant Securities; (iv) not dispose of or deal in Relevant Securities, acquire further Relevant Securities, enter third-party arrangements over Relevant Securities, or otherwise restrict control of the rights attached to their Relevant Securities, other than pursuant to the Transaction; and (v) cooperate in the implementation of the reorganization of the Issuer to be undertaken after the Effective Time and enter into the related reorganization deed and shareholders' agreement to be entered into in connection with the Transaction, and provide reasonable cooperation in connection with obtaining required regulatory clearances (subject to customary confidentiality/privilege carve-outs). Each undertaking will lapse in specified circumstances, including if the Transaction Agreement terminates, the Scheme lapses or is withdrawn, the Scheme/offer does not become effective/unconditional by the specified long-stop time, or a competing offer for all of the Issuer's share capital becomes effective or unconditional.

The foregoing description of the Irrevocable Undertakings does not purport to be complete and is qualified in its entirety by reference to the full text of the Irrevocable Undertakings, copies of which are filed as Exhibits 99.20 and 99.21 to this Schedule 13D and is incorporated herein by reference.

Form of the Shareholders' Agreement

Concurrently with the Transaction Agreement, the Consortium agreed to a form of shareholders' agreement, which is expected to be entered into at the Effective Time (the "Shareholders' Agreement") by and among the Consortium, and certain other continuing shareholders of the Issuer (and the applicable affiliates of the foregoing) that will hold the Rollover Shares (collectively, the "Investors").

The Shareholders' Agreement will govern ownership and control of the Issuer from the Effective Time until completion of the Reorganization, and RPL, the primary operating subsidiary of the Issuer, from and after the completion of the Reorganization, and will contain the following material terms (any reference to RPL below is also a reference to the Issuer for the period from and after the Effective Time until the completion of the Reorganization):

Governance

Director Appointment Rights - The board of directors of the Issuer and, following completion of the Reorganization Steps, RPL will consist of the number of directors appointed in accordance with the following provisions: (i) the Investor who holds (A) an aggregate ownership interest in RPL or Issuer (as applicable) of more than 50% (on a non-diluted basis), or (B) an aggregate ownership interest of 40% or more and is the single largest ownership interest in RPL or Issuer (as applicable) (on a non-diluted basis) (in either case, the "Controlling Investor") will be entitled to appoint an unlimited number of directors; (ii) each Investor holding 10% or more of the ownership interest in RPL (on a non-diluted basis) (to the extent not already entitled to appoint an unlimited number of directors under the preceding clause) will be entitled to appoint one director; (iii) an Investor holding less than 10% of the ownership interest in RPL (on a non-diluted basis) will not hold any director appointment rights; (iv) Mr. Sinha will be entitled to serve as a director, subject to certain sunset provisions set forth in the Shareholders' Agreement and (v) any Investor holding 5% or more of the ownership interest in RPL (on a non-diluted basis) will be entitled to appoint a non-voting observer.

Reserved Matters - The Shareholders' Agreement contains customary "reserved matters" provisions, which require the approval of at least 87.6% of the ownership interests in RPL (on a non-diluted basis), in some cases, and at least 95% of the ownership interests in RPL (on a non-diluted basis), in other cases, prior to RPL taking certain specified actions set forth in the Shareholders' Agreement.

Transfer Restrictions

The Shareholders' Agreement contains a three-year lock-up binding on all Investors (other than the Controlling Investor), as well as a right of first offer in favor of the Controlling Investor and tag/drag-along rights in respect of transfers by the Controlling Investor.

Indian IPO

Within 12 months following the Effective Time, the Board will establish a "Strategic Options Committee" comprised of at least five members, to include (i) Mr. Sinha (for as long as he remains a director), (ii) one member appointed by each Investor holding 12.5% or more of the ownership interests in RPL (on a non-diluted basis) and (iii) a remaining number, sufficient to comprise a majority, appointed by the Controlling Investor, to oversee preparation for the admission of RPL's ordinary shares to a recognized stock exchange.

Special Founder Rights

Mr. Sinha has certain rights under the Shareholders' Agreement, including his right to serve as chairman/vice chairman of the board of directors of the Issuer and certain liquidity rights.

The description of the form of the Shareholders' Agreement contained in this Item 4 is not intended to be complete. A more detailed description of the form of the Shareholders' Agreement will be provided in the Scheme Circular, and a copy of the form of the Shareholders' Agreement will be attached as an exhibit thereto.

Reorganization and Form of Reorganization Deed

Concurrently with the execution of the Transaction Agreement, the Consortium also agreed to the form of Reorganization Deed and the form of the steps plan attached thereto (the "Reorganization Deed"). The Reorganization Deed, which will come into effect at the Effective Time, is the legal framework agreement that will bind the Consortium and Rollover Shareholders to the legal steps (the "Reorganization Steps") that will be undertaken after the Effective Time to effect a reorganization of the Issuer and its subsidiaries (the "Reorganization"), the result of which will be that all shareholders of the Issuer at the Effective Time will become direct shareholders of RPL. The Reorganization Steps include the below steps, to occur in chronological order:

Constitutional Amendments - Once consummation of the Transaction has taken place, the share capital of the Issuer, which is currently comprised of four share classes, will be harmonized into a single class of ordinary shares with pari passu voting and economic rights.

The 'Re-Domicile' - Once the Issuer has been re-registered as a private company after consummation of the Transaction, it will transfer at fair market value (which, absent any significant delay between consummation of the Transaction and the re-domicile, is expected to be equivalent to the valuation considered for the purpose of the Transaction) its shares in RPL to each of the Issuer's shareholders on a pro rata basis (based on economic, rather than voting rights), which will have the effect of moving their shareholding to RPL directly. The consideration payable by each shareholder of the Issuer for the transfer of the relevant RPL shares to that shareholder will be left outstanding as a debt owed by that shareholder to the Issuer (the "Consideration Debt"). The Issuer will then immediately declare a distribution to each shareholder of an amount equal to that shareholder's Consideration Debt, and the amount owed by the Issuer to the shareholder under that distribution will be set off against the Consideration Debt so that the two amounts cancel out and no shareholder (nor the Issuer) is required to make a cash payment.

The description of the Reorganization and the form of the Reorganization Deed contained in this Item 4 is not intended to be complete. A more detailed description of the Reorganization and the Reorganization Deed will be provided in the Scheme Circular, and a copy of the Reorganization Deed will be attached as an exhibit thereto.

Founder Service Agreement

CPPIB and Mr. Sinha also agreed the form of a service agreement (the "Founder Service Agreement"), effective from the Effective Date, replacing Mr. Sinha's prior employment agreements with RPL and the Issuer. The Founder Service Agreement provides, among other things, that Mr. Sinha will be employed as the Chief Executive Officer of RPL, and receive a per annum basic salary of not less than INR 125,221,329 (less tax deductions required by law), inclusive of director's fees and subject to annual increase.

Mr. Sinha is also entitled to an annual bonus, subject to performance conditions, annual equity grants, and certain severance benefits.

Under the Founder Service Agreement, Mr. Sinha's existing equity awards will lapse and be replaced under a new incentive plan established by RPL. Existing awards with an exercise price per share equal to or lower than the Consideration awards will be replaced with equivalent awards subject to equivalent terms, provided, that any vested replacement awards remain exercisable until 2035. Existing options with an exercise price per share greater than the Consideration ("Founder OTM Options") will be replaced with equivalent options subject to equivalent terms, provided, that 50% will vest on the Effective Date and the remaining 50% will vest in four equal half-yearly instalments of 12.5% each, and vested replacement awards over Founder OTM Options remain exercisable until 2037. Existing RSUs or PBUs with a nominal exercise price of $0.0001 will be replaced with a number of replacement RSUs or PBUs to be determined in accordance with a calculation method prescribed in the Founder Service Agreement, subject to equivalent terms, and will remain exercisable until 2035.

The description of the form of the Founder Service Agreement contained in this Item 4 is not intended to be complete. A more detailed description of the Founder Service Agreement will be provided in the Scheme Circular, and a copy of the Founder Service Agreement will be attached as an exhibit thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

Exhibit 99.19: Transaction Agreement, dated August 11, 2026, by and among Canada Pension Plan Investment Board, Sumant Sinha and ReNew Energy Global plc
Exhibit 99.20: Irrevocable Undertaking, dated August 11, 2026, from JERA Power RN B.V.
Exhibit 99.21: Irrevocable Undertaking, dated August 11, 2026, from Platinum Cactus A 2019 Trust
Exhibit 99.22: Joint Announcement

## Signatures
- Sumant Sinha: /s/ Sumant Sinha, Sumant Sinha, in person capacity (08/11/2026)
- Cognisa Investment: /s/ Sumant Sinha, Sumant Sinha, Partner (08/11/2026)
- Wisemore Advisory Private Limited: /s/ Sumant Sinha, Sumant Sinha, Director (08/11/2026)